UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

Not Applicable

(Translation of registrant’s name into English)

Room 303, Building H, Phoenix Place

No. A5 Shuguangxili

Chaoyang District, Beijing 100028

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTStarcom Holdings Corp.

By :	/s/ William Wong
Name:	William Wong
Title:	Chief Executive Officer

Date: February 20, 2013

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual Meeting of Shareholders of UTStarcom Holdings Corp. to be held on September 28, 2012, and the Proxy Statement related thereto
99.2	Notice of Extraordinary General Meeting of Shareholders of UTStarcom Holdings Corp. to be held on March 21, 2013, and the Proxy Statement related thereto, with attached Appendix
99.3	Form of Proxy Card

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